                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       -------------------------------


                                 SCHEDULE 13D
                                (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                       ENTEX INFORMATION SERVICES, INC.
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.0001 PER SHARE
                        (Title of Class of Securities)

                                  293818-100
                                (CUSIP Number)

                              KENNETH R. MEYERS
                             SIEMENS CORPORATION
                             153 EAST 53RD STREET
                           NEW YORK, NEW YORK 10022
                                (212) 258-4000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                   COPY TO:

                                JOHN A. HEALY
                      CLIFFORD CHANCE ROGERS & WELLS LLP
                               200 PARK AVENUE
                           NEW YORK, NEW YORK 10166

                                MARCH 13, 2000
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /


                         (Continued on following pages)

                             (Page 1 of 108 Pages)

===============================================================================
  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        SIEMENS AKTIENGESELLSCHAFT
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) (CHECK MARK)
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCE OF FUNDS
        WC
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                    / /
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        FEDERAL REPUBLIC OF GERMANY
===============================================================================
                  7.   SOLE VOTING POWER
   NUMBER OF
     SHARES            0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ==============================================================
                  8.   SHARED VOTING POWER
                       24,719,596

                 ==============================================================
                  9.   SOLE DISPOSITIVE POWER
                       0

                 ==============================================================
                  10.  SHARED DISPOSITIVE POWER
                       24,719,596

===============================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        24,719,596
===============================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    / /
===============================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        75.3%
===============================================================================
  14.   TYPE OF REPORTING PERSON
        Co
===============================================================================

===============================================================================
  1.    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        EMILIA ACQUISITION CORP.
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) / /
                                                                (b) (CHECK MARK)
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCE OF FUNDS
        AF
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                     / /
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
===============================================================================
                  7.   SOLE VOTING POWER
   NUMBER OF
     SHARES            0
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                 ==============================================================
                  8.   SHARED VOTING POWER
                       24,719,596

                 ==============================================================
                  9.   SOLE DISPOSITIVE POWER
                       0
                 ==============================================================
                  10.  SHARED DISPOSITIVE POWER
                       24,719,596
===============================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        24,719,596
===============================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    / /
===============================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        75.3%
===============================================================================
  14.   TYPE OF REPORTING PERSON
        CO
===============================================================================

ITEM 1.           SECURITIES AND THE ISSUER

      This statement on Schedule 13D relates to shares of common stock, par value $.0001 per share (the "Common Stock"), of ENTEX Information Services, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 6 International Drive, Rye Brook, New York 10573.

ITEM 2.           IDENTITY AND BACKGROUND

      This statement is being filed by Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG") and Emilia Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Acquisition"). Acquisition is an indirect wholly owned subsidiary of Siemens AG and a direct wholly owned subsidiary of Siemens Corporation, a corporation organized under the laws of the State of Delaware ("Siemens").

      Siemens AG has its principal office at Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany. Siemens AG's principal business is the design, development, manufacture and marketing of a wide variety of electrical and electronics systems.

      Siemens and Acquisition each have their principal office at 153 East 53rd Street, New York, New York 10022. Siemens is a wholly owned subsidiary of Siemens AG. Siemens serves as the holding company for the businesses of Siemens AG in the United States, and is responsible for developing, coordinating and maintaining the overall business strategy of Siemens AG in the United States.

      Acquisition was organized for the purpose of effecting the merger and related transactions as described in Item 4 below. Other than in connection with these transactions, Acquisition has not engaged in any activities and it has no material assets or liabilities. Acquisition is filing this statement because it may be deemed to be the beneficial owner of the shares of Common Stock subject to the Call Option described in Item 4 below.

      The directors and executive officers of Siemens AG, Siemens and Acquisition are named on Schedules I, II and III, respectively, attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

i.       name;

ii.      business address (or residence address where indicated);

iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.      citizenship.


      During the last five years, none of Siemens AG, Siemens or Acquisition, nor to the knowledge of any of them, any person named in Schedule I, II or III attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

      The maximum amount that will be required to fund the payments required to be made to the Company's stockholders pursuant to the transactions described in
Item 4 is $105 million, which amount is subject to a number of adjustments. The amounts payable to the Company's stockholders are in addition to the amount that may be required to be paid to the holders of the Company's debt securities and other obligations.

ITEM 4.           PURPOSE OF THE TRANSACTION

      Siemens, Acquisition and the Company have entered into an Agreement and Plan of Merger, dated as of March 13, 2000 (the "Merger Agreement"), pursuant to which the Company has agreed to consummate the merger (the "Merger") of Acquisition with and into the Company. The Merger is subject to certain conditions including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

      Siemens, through Acquisition, will acquire in the Merger all of the outstanding Common Stock of the Company for an aggregate cash purchase price of $105 million less the following deductions (the "Purchase Price"), without duplication:

         (i) the amount by which the Company's current assets less total liabilities at the Measurement Date (as defined below) are less than the Company's current assets less total liabilities at September 26, 1999;

         (ii) the expenses of the Company in connection with the Merger, including legal and financial advisor fees and expenses and bonus, severance and additional compensation costs;

         (iii) the $12.5 million premium which will be payable in connection with the redemption of the Company's 12-1/2% Senior Subordinated Notes due 2006 (the "Notes"), issued and outstanding pursuant to the Indenture dated July 29, 1998 (the "Notes Indenture") among the Company, the Subsidiary Guarantors (as defined therein) and Marine Midland, N.A., as trustee, as the Notes Indenture has been amended and supplemented from time to time; and

         (iv) an amount equal to $32.2 million less the book value of the Company's 5.5% Convertible Subordinated Debentures due 2007, issued and outstanding pursuant to the Indenture dated March 18, 1987, as supplemented, between Businessland, Inc. and Security Pacific National Bank, as of the Measurement Date. It is estimated that the deduction in this clause (iv) will be approximately $12.0 million.

      The first $20.0 million (the "Indemnity Amount") of the Purchase Price will be deposited into an interest-bearing escrow fund pursuant to an Escrow Agreement, to be entered into on the Measurement Date (the "Escrow Agreement"), among the Company, Siemens, ChaseMellon Shareholder Services, L.L.C., as the escrow agent, and Dort A. Cameron, III, the Chairman and controlling stockholder of the Company, in his capacity as the stockholders' representative. The Indemnity Amount shall be held and disbursed by the escrow agent to satisfy any indemnification claims by Siemens relating to breaches of any representations, warranties or covenants of the Company contained in the Merger Agreement. Any portion of the Indemnity Amount not utilized for such purposes (net of escrow-related expenses) will be paid to the former stockholders of the Company eighteen months following the Measurement Date, except to the extent of any unresolved indemnification claims as of such date which remaining amounts, if any, shall be distributed following the resolution of the then unresolved claim.

      The next $20.0 million (the "Tax Escrow Amount") of the Purchase Price, if any, will be deposited into an interest-bearing escrow fund pursuant to a Tax Escrow Agreement, to be entered into on the Measurement Date (the "Tax Escrow Agreement"), among the Company, Siemens, ChaseMellon Shareholder Services, L.L.C., as the tax escrow agent, and Dort A. Cameron, III, in his capacity as the stockholders' representative. The funds deposited with the tax escrow agent pursuant to the Tax Escrow Agreement are intended to provide Siemens with indemnification for any tax liabilities and related expenses relating to the Company's 1994, 1995 and 1996 fiscal years. Any portion of the Tax Escrow Amount not utilized for such purposes (net of certain escrow-related expenses) will be paid to the former stockholders of the Company upon receipt of a refund currently pending before the IRS with respect to these tax years or other resolution of such tax matters. While the timing of the refund or other definitive resolution of these tax matters cannot be determined, it is not anticipated to occur prior to June 30, 2000.

      The remainder of the Purchase Price, if any (after a $500,000 reserve that may be utilized by Dort A. Cameron, III for expenses in his capacity as stockholders' representative), will be released to the former stockholders of the Company promptly following the later of the resolution of the Closing Statement (as defined below) or the effective time of the Merger.

      Concurrently with the execution of the Merger Agreement, pursuant to a Stockholders Agreement, dated as of March 13, 2000 (the "Stockholders Agreement"), by and among Dort A. Cameron, III, Entex Associates L.P., an affiliate of Mr. Cameron, and John A. McKenna, Jr., the Chief Executive Officer and a director of the Company (collectively, the "Principal Stockholders"), Siemens and Acquisition, the Principal Stockholders, among other things, granted Acquisition an exclusive option (the "Call Option) to acquire 24,719,596 shares of the Common Stock in the aggregate (representing approximately 75.3% of the outstanding shares of Common Stock), exercisable at any time, at the Purchase Price (payable at the same time(s) other stockholders of the Company receive their consideration). In addition, the Principal Stockholders have received an undertaking from Acquisition to purchase their shares, at their option (the "Put Option"; and together with the Call Option, the "Options"), for the Purchase Price if (i) any review by the staff of the Securities Exchange Commission of the Company's Information Statement on Schedule 14C to be filed in connection with the Merger has not been completed by the 12th day after the first filing of that Information Statement and (ii) all other conditions to the consummation of the Merger are then satisfied.

      If either Option is exercised, the "Measurement Date" will be the date shares of the Common Stock are purchased pursuant to such exercise. If neither Option is exercised, the "Measurement Date" will be the effective time of the Merger, which will occur promptly upon satisfaction of all of the conditions to the Merger contained in the Merger Agreement. According to information provided by the Company, holders of approximately 6,461,944 shares of Common Stock are subject to drag-along obligations exercisable by Mr. Cameron. If either the Call Option or the Put Option is exercised, Mr. Cameron intends to exercise his drag-along rights, thereby requiring the holders of such shares to sell such shares to Acquisition on the same terms as his sale, including purchase price and timing of receipt of payment. If all such shares of Common Stock are purchased by Acquisition as a result of an Option exercise, Acquisition will acquire approximately 31,180,540 shares of Common Stock, representing approximately 95.02% of the outstanding shares of Common Stock.

      In addition, the Merger Agreement provides that, promptly upon the purchase of any Common Stock by Acquisition pursuant to the terms of the Stockholders Agreement and from time to time thereafter so long as Acquisition, Siemens and Siemens' other direct or indirect wholly-owned subsidiaries, collectively, continue to hold shares of the Common Stock in an amount at least equal to a majority of the outstanding voting power of the Company's capital stock, Siemens shall be entitled to designate such number of directors (the "Siemens Designees"), rounded up to the next whole number, on the Company's Board of Directors, the board of directors of each subsidiary of the Company and each standing committee of such boards as is equal to the product of the total number of directors on the

Company's Board of Directors, the board of directors of each such subsidiary and each such committee (determined after giving effect to the directors elected pursuant to this sentence), respectively, multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Siemens or its wholly owned subsidiaries bears to the total number of shares of Common Stock then outstanding.

      The Company has agreed, upon request of Siemens, to promptly take all actions necessary to cause the Siemens Designees to be so elected, including, if necessary, increasing the size of the Board of Directors of the Company, the board of directors of each such subsidiary and each standing committee thereof and/or using its best efforts to obtain the resignations of one or more existing directors of the Company or any such subsidiary; provided, however, that prior to the effective time of the Merger, the Company's Board of Directors and the board of directors of each such subsidiary and each standing committee thereof shall contain at least two members who are neither officers, directors nor designees of Siemens.

      Pursuant to the terms of the Merger Agreement, within thirty days following the Measurement Date, Siemens will deliver to Mr. Cameron, in his capacity as the stockholders' representative, a closing statement (the "Closing Statement") setting forth the calculation of the Purchase Price, based on the balance sheet of the Company as of the Measurement Date. Mr. Cameron will have up to 15 days to either approve or object to their Closing Statement. If he objects to the Closing Statement prepared by Siemens, there is a dispute resolution mechanism in the Merger Agreement that contemplates resolution of any objections within 40 days after Mr. Cameron's objections, although actual resolution may take longer.

      Each share of Common Stock will be entitled to receive its proportionate share of the Purchase Price (as calculated in the manner and at the times described above). The Company has advised Siemens that as of March 9, 2000, there were 32,814,724 outstanding shares of the Common Stock. Because the final deductions to the Purchase Price will not be known until the Closing Statement is agreed to, and the total claims against the escrow amounts will not be finally known until the end of the respective escrow periods, neither Siemens nor the Company can determine at this time what either the Purchase Price or the Purchase Price per share will be. However, the Company has informed Siemens that it presently estimates that the Purchase Price per share (including amounts that will be subject to claims of Siemens under the Escrow Agreement and the Tax Escrow Agreement) will be between $1.20 and $1.50, and may be significantly less than such amount depending upon the amount of indemnification to which Siemens may be entitled.

      In addition, pursuant to the terms of the Merger Agreement, and in accordance with the terms of the Notes Indenture, the Company will call for redemption all of the Notes outstanding at a redemption price equal to 112-1/2% of their principal amount plus accrued interest to the date of redemption. The redemption of the Notes will be funded by Siemens and is expected to take place at least 30 days, and no more than 60 days, after the Measurement Date.

      The shares of Common Stock are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Registration of the shares of Common Stock under the Exchange Act may be terminated upon application of the Company to the Securities and Exchange Commission (the "SEC") if the shares of Common Stock are neither listed on a national securities exchange nor held by 300 or more holders of record. Siemens intends to seek to cause the Company to apply for termination of registration under the Exchange Act as soon after the exercise of an Option or the completion of the Merger as the requirements for such termination are met.

      The Merger Agreement, the Escrow Agreement, the Tax Escrow Agreement, the Stockholders Agreement and the press release relating to the Merger are attached as Exhibits 1, 2, 3, 4 and 5, respectively, and are incorporated by reference into this Item 4 and the foregoing description of such documents and transactions contemplated thereby are qualified in their entirety by reference to such Exhibits.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Pursuant to the Stockholders Agreement, the Principal Stockholders: (i) granted Acquisition an exclusive option to acquire their shares at any time;
(ii) agreed to vote their shares (a) in favor of the adoption of the Merger Agreement and (b) against any acquisition transaction with any third-party;
(iii) agreed to provide all notices and perform all actions necessary for the consummation of the Merger; and (iv) received an undertaking from Acquisition to purchase their shares, at their option, under certain circumstances. In addition, Mr. Cameron agreed to exercise certain rights (the "Drag-Along Rights") to require certain other stockholders of the Company holding approximately 6,461,944 shares of Common Stock in the aggregate to sell their shares to Acquisition on the same terms. The stockholders of the Company whose shares are to be purchased by Acquisition as a result of the exercise of the Drag-Along Rights are hereinafter referred to as the "Drag-Along Stockholders." As of the date of this Schedule 13D, neither of the Options has been exercised.

      The Principal Stockholders may exercise the Put Option if: (i) the Information Statement required by Section 14(c) of the Exchange Act shall have been filed with the SEC in preliminary form in accordance with the Merger Agreement; (ii) a period of 12 days shall have elapsed following such filing;
(iii) the Company shall have been advised by the staff of the SEC that it is in the process of reviewing the Information Statement required by Section 14(c) of the Exchange Act and, notwithstanding the Company's reasonable efforts, that review shall not have been completed during this 12-day period; and (iv) all other conditions to the consummation of the Merger contained in the Merger Agreement have been satisfied. The Put Option may be exercised for all, but not less than all, of the shares of Common Stock held by the Principal Stockholders, including those of shares of Common Stock held by Drag-Along Stockholders, for an amount per share equal to the Purchase Price.

      Except as referred to herein, none of Siemens AG, Siemens or Acquisition, nor to the knowledge of any of them, any other person referred to in Schedules I, II, or III attached hereto has acquired or disposed of any shares of Common Stock during the past 60 days. Subject to the voting agreements contained in the Stockholders Agreement described above, the Principal Stockholders have the sole right to vote or direct the vote of those shares of Common Stock. Subject to the Options, the Principal Stockholders have the sole right to dispose of or direct the disposition of those shares of Common Stock. No other person is known by Siemens AG, Siemens or Acquisition to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock.

      The Merger Agreement and the Stockholders Agreement provide that, if either of the Options is exercised, the Siemens Designees will constitute a majority of the Company's Board of Directors. As a result of the Options and the Drag-Along Rights, Siemens may be deemed to own beneficially an aggregate of 31,181,540 shares of Common Stock, or approximately 95.02% of the currently outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

      The descriptions of the Merger Agreement and the Stockholders Agreement set forth in Items 4 and 5 above is incorporated in this Item 6 by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.



      Exhibit
      Number        Description of Exhibit
      ------        ----------------------
      7.1           Agreement and Plan of Merger dated of March 13, 2000 by and between Siemens Corporation, Emilia Acquisition Corp. and
                    ENTEX Information Services, Inc. (Certain Schedules and
                    Exhibits have been omitted pursuant to Rule 601(b)(2) of
                    Regulation S-K. Such Schedules and Exhibits are listed and described in the Agreement and Plan of Merger. The
                    Registrant hereby agrees to furnish to the Securities and
                    Exchange Commission, upon its request, any or all such
                    omitted Schedules and Exhibits.).

      7.2           Form of Escrow Agreement among Siemens Corporation, ENTEX
                    Information Services, Inc., ChaseMellon Shareholder Services,
                    L.L.C. and Dort A. Cameron, III.

      7.3           Form of Tax Escrow Agreement among Siemens Corporation, ENTEX
                    Information Services, Inc., ChaseMellon Shareholder Services,
                    L.L.C. and Dort A. Cameron, III.

      7.4 Stockholders Agreement dated as of March 13, 2000 by and among Siemens Corporation, Emilia Acquisition Corp., Dort A.
                    Cameron, III, Entex Associates L.P. and John A. McKenna, Jr.

      7.5           Press Release of ENTEX Information Services, Inc. dated March
                    14, 2000.

                                  SIGNATURES


      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated March 23, 2000

                                    SIEMENS AKTIENGESELLSCHAFT


                                    By: /s/ Gerwin Zott
                                        _________________________
                                        Name: Gerwin Zott
                                        Title: Corporate Counsel


                                    By: /s/ Karl-Heinz Seibert
                                        _________________________
                                        Name: Karl-Heinz Seibert
                                        Title: Vice President


                                    EMILIA ACQUISITION CORP.


                                    By: /s/ Gerald Wright
                                        _________________________
                                        Name: Gerald Wright
                                        Title: President


                                    By: /s/ Michael Schiefen
                                        _________________________
                                        Name:  Michael Schiefen
                                        Title: Vice President

                                SCHEDULE I


            The name and position of each of the executive officers and members of the Managing Board of Directors of Siemens AG are set forth below. Each of these persons is a Member of the Managing Board of Directors of Siemens AG and each of these persons is a citizen of the Federal Republic of Germany.





NAME                      POSITION WITH SIEMENS AG AND     BUSINESS ADDRESS
----                      PRINCIPAL OCCUPATION             ----------------
                          --------------------

Dr. Heinrich von Pierer   President and CEO,               Wittelsbacherplatz
                          Head of Corporate Planning       2
                          and Development Department       D-80333 Munich
                                                           Federal Republic of
                                                           Germany

Dr. Volker Jung           Special Responsibilities:        Wittelsbacherplatz
                          Components, Information and      2
                          Communications  Business         D-80333 Munich
                          Segments,                        Federal Republic of
                          Regions Africa, Middle           Germany
                          East, C.I.S.

Mr. Roland Koch           Head of Information and          Hofmannstrasse 51
                          Communication Networks           D-81359 Munich
                          Group                            Federal Republic of
                                                           Germany

Dr. Edward G. Krubasik    Special Responsibilities:        Werner-von-Siemens-
                          Industry  and                    Strasse 50
                          Transportation Business          D-91052 Erlangen
                          Segments                         Federal Republic of
                                                           Germany

Mr. Heinz Joachim         Chief Financial Officer          Wittelsbacherplatz
Neuburger                 Head of Corporate Finance        2
                          Department,                      D-80333 Munich
                          Special Responsibilities:        Federal Republic of
                          Financial Services               Germany

Prof. Peter Pribilla      Head of Corporate Human          Wittelsbacherplatz
                          Resources Department,            2
                          Special Responsibilities:        D-80333 Munich
                          Region the Americas              Federal Republic of
                                                           Germany

Mr. Jurgen Radomski       Special Responsibilities:        Werner-von-Siemens-
                          Health Care and Lightning        Strasse 50
                          Business Segments, Region        D-91052 Erlangen
                          Europe                           Federal Republic of

                                                           Germany

Dr. Claus Weyrich         Head of Corporate                Otto-Hahn-Ring 6
                          Technology Department            D-81739 Munich
                                                           Federal Republic of
                                                           Germany

Dr. Gunther Wilhelm       Special Responsibilities:        Werner-von-Siemens-
                          Energy Business Segments,        Strasse 50
                          Regions Asia, Australia          D-91052 Erlangen
                                                           Federal Republic of
                                                           Germany

Dr. Klaus Wucherer        Head of Automation and           Gleiwitzerstrasse 55
                          Drives Group                     D-90475 Nuremberg
                                                           Federal Republic of
                                                           Germany

                                 SCHEDULE II

The name and position of the executive officers and members of the board of directors of Siemens Corporation are set forth below.


NAME AND CITIZENSHIP      POSITION WITH SIEMENS          BUSINESS ADDRESS
--------------------      CORPORATION AND PRINCIPAL      ----------------
                          OCCUPATION
                          ----------
Mr. Heinz Joachim         Director.  Chief              Wittelsbacherplatz 2
Neuburger                 Financial Officer             D-80333 Munich
Federal Republic of       Siemens AG, head of           Federal Republic of
Germany                   Corporate Finance             Germany
                          Department, Special
                          Responsibilities
                          Financial Services

Prof. Peter H. Pribilla   Director. Head of Corporate   Wittelsbacherplatz 2
Federal Republic of       Human Resources Department,   D-80333 Munich
Germany                   Siemens AG                    Federal Republic of
                                                        Germany
                          Special Responsibilities:
                          Region the Americas

Mr. Gerhard Schulmeyer    Director, President and       153 East 53rd Street
Federal Republic of       Chief Executive Officer       New York, New York 10022
Germany

Gerald H. Wright          Executive Vice President      153 East 53rd Street
Federal Republic          and Chief Executive Officer   New York, New York 10022
of Germany

Thomas E. Bolas           Vice President, Corporate     153 East 53rd Street
United States of          Management Audit              New York, New York 10022
America

John J. Chestnut          Vice President, Controller    153 East 53rd Street
United States of                                        New York, New York 10022
America

Dana Scott Deasy          Vice President, Chief         153 East 53rd Street
United States of          Information Officer           New York, New York 10022
America

Ruth Fattori              Vice President, Corporate     153 East 53rd Street
United States of          Human Resources               New York, New York 10022
America

E. Robert Lupone          Vice President, General       153 East 53rd Street
United States of          Counsel and Secretary         New York, New York 10022
America

George Pompetzki          Vice President, Taxes         153 East 53rd Street
United States of                                        New York, New York 10022
America

Michael Schiefen          Vice President, Corporate     153 East 53rd Street
United States of          Development                   New York, New York 10022
America

Krister Willgren          Treasurer                     153 East 53rd Street
United States of                                        New York, New York 10022
America

                                 SCHEDULE III

The name and position of the executive officers and members of the board of directors of Emilia Acquisition Corp. are set forth below. Each of these persons is a member of the Board of Directors of Emilia Acquisition Corp. and each of these persons is a citizen of the United States of America, unless otherwise indicated.

NAME                      POSITION WITH ACQUISITION AND    BUSINESS ADDRESS
----                      PRINCIPAL OCCUPATION             ----------------
                          --------------------
Mr. Gerald Wright,        President.  Executive            c/o Siemens Corporation
citizen of the Federal    Vice President and Chief         153 East 53rd Street
Republic of Germany       Financial Officer of             New York, New York 10022
                          Siemens Corporation

Mr. Michael Schiefen      Vice President, Vice             c/o Siemens Corporation
                          President, Corporate             153 East 53rd Street
                          Development of Siemens           New York, New York 10022
                          Corporation

Mr. Kenneth R. Meyers     Secretary.  Senior               c/o Siemens Corporation
                          Counsel of Siemens               153 East 53rd Street
                          Corporation                      New York, New York 10022

                                EXHIBIT INDEX



      Exhibit
      Number        Description of Exhibit
      ------        ----------------------
      7.1           Agreement and Plan of Merger dated of March 13, 2000 by and between Siemens Corporation, Emilia Acquisition Corp. and
                    ENTEX Information Services, Inc. (Certain Schedules and
                    Exhibits have been omitted pursuant to Rule 601(b)(2) of
                    Regulation S-K. Such Schedules and Exhibits are listed and described in the Agreement and Plan of Merger. The
                    Registrant hereby agrees to furnish to the Securities and
                    Exchange Commission, upon its request, any or all such
                    omitted Schedules and Exhibits.).

      7.2           Form of Escrow Agreement among Siemens Corporation, ENTEX
                    Information Services, Inc., ChaseMellon Shareholder Services,
                    L.L.C. and Dort A. Cameron, III.

      7.3           Form of Tax Escrow Agreement among Siemens Corporation, ENTEX
                    Information Services, Inc., ChaseMellon Shareholder Services,
                    L.L.C. and Dort A. Cameron, III.

      7.4 Stockholders Agreement dated as of March 13, 2000 by and among Siemens Corporation, Emilia Acquisition Corp., Dort A.
                    Cameron, III, Entex Associates L.P. and John A. McKenna, Jr.

      7.5           Press Release of ENTEX Information Services, Inc. dated March
                    14, 2000.